ATTACHMENT #2

Pool Level Performance and Projections for Below Investment Grade Rated Bank
and Insurance Trust Preferred CDOs Table

Discussion of “Subordination as a percentage of performing collateral”

Subordination:
The statistic “Subordination as a % of performing collateral” is defined in footnote 4 to the table titled “Pool Level Performance and Projections for Below Investment Grade Rated Bank and Insurance Trust Preferred CDOs” at the bottom of page 56 in our 2009 Form 10-Q. The table and its footnotes are reproduced below with the relevant statistics highlighted.

The subordination statistic includes the effects of seniority level within the CDO’s liability structure, the Company’s recovery rate assumption for deferring but not defaulted collateral and a 0% recovery rate for defaulted collateral. The numerator is all collateral less the sum of (i) 100% of the defaulted collateral, (ii) the projected loss amount for each piece of deferring but not defaulted collateral and (iii) the amount of each CDO’s debt which is either senior to or pari passu with our security’s priority level. The denominator is all collateral less the sum of (i) 100% of the defaulted collateral and (ii) the projected loss amount for each piece of deferring but not defaulted collateral. At June 30, 2009, the assumed loss rate for deferring collateral was 60%.

POOL LEVEL PERFORMANCE AND PROJECTIONS FOR BELOW INVESTMENT GRADE RATED
BANK AND INSURANCE TRUST PREFERRED CDOS
As of June 30, 2009								PV of expected		Lifetime
								cash flows		additional
	Current	# of issuers	# of issuers	% of original	% of original	Subordination as		discounted at		projected loss
	lowest	in collateral	currently	collateral	collateral	% of performing		coupon rate		from performing
	rating	pool	performing 1	defaulted 2	deferring 3	collateral 4		as % of par 5		collateral 6

Original Ratings of Securities, Non-OTTI:
Original AAA
Best	BB	29	29	0.00%	0.00%	72.10%		100		6.97%
Weighted Average		45	37	4.45%	14.61%	39.63%		100		10.11%
Worst	CCC	37	25	7.89%	28.51%	19.80%		98	7	20.75%

Original A
Best	BB	32	32	0.00%	0.00%	30.36%		100		6.47%
Weighted Average		41	36	2.43%	8.19%	3.08%		100		8.57%
Worst	C	6	4	9.43%	19.82%	-10.90%	8	100		13.29%

Original BBB
Best	B	38	38	0.00%	0.00%	13.37%		100		6.47%
Weighted Average		43	39	1.43%	6.67%	1.24%		100		8.14%
Worst	C	41	31	7.89%	15.95%	-11.87%	8	100		9.21%

Original Ratings of Securities, OTTI:
Original A
Best	BB	63	57	0.00%	1.69%	30.36%		100		5.32%
Weighted Average		44	36	6.06%	14.02%	-6.68%		86		10.50%
Worst	C	20	12	18.60%	20.56%	-42.11%		66		12.93%

Original BBB
Best	CC	63	56	1.49%	9.52%	-4.38%		92		8.10%
Weighted Average		45	36	4.96%	15.66%	-9.62%		78		11.14%
Worst	C	38	28	6.00%	20.56%	-14.42%		64		12.24%

1     Excludes both defaulted issuers and issuers that have elected to defer payment of current interest.
2     Collateral is identified as defaulted when a regulator closes an issuing bank.
3	Collateral is identified as deferring when the Company becomes aware that an issuer has announced or elected to defer interest payment on trust preferred debt.
4
Utilizes the Company’s loss assumption of 100% on defaulted collateral and 60% on deferring collateral. The numerator is all collateral less the sum of 100% of defaulted, 60% of deferring collateral and the amount of each CDO’s debt which is senior to or pari passu with our security’s priority level. The denominator is all collateral less the sum of 100% of defaulted collateral and 60% of deferring collateral. For further details on the loss assumption on deferrals, see “Critical Accounting Policies and Significant Estimates.” The Company’s experience as of June 30, 2009 is 100% loss on defaults and a 38% loss on deferrals due to transitioning to default with 62% of deferring collateral remaining within allowable deferral period.

5
For OTTI securities, this statistic approximates the extent of OTTI credit losses taken. For the methodology used in determining OTTI credit loss see “Other-than-Temporary Impairment – Debt Investment Securities”.

6	For the methodology for projecting future credit losses see “Critical Accounting Policies and Significant Estimates.”
7	Although cash flows project a return of 98% of par, they project full recovery of amortized cost and therefore no OTTI exists.
8	Negative subordination is projected to be remedied by excess spread prior to maturity.

Example 1. Positive Subordination
We selected the original AAA rated security with the best subordination as our first example of the calculation. This is CUSIP 44984QAQ3, I-preTSL II, Class A1A with no OTTI and with 72.10% of subordination as defined in the excerpted chart’s footnote number 4 in the 10-Q.

The structure of the CDO’s liabilities at June 30, 2009 was:

			Outstanding Par

I-PreTSL 02	A-1		$15,227,228
	A-1A	44984QAQ3	90,227,228
	A-2		68,000,000
	A-2		7,000,000
	B-1		86,500,000
	B-2		9,500,000
	B-3		52,250,000
	C		26,200,000
	Income Notes		45,000,000

The CDO had collateral of $378mm at June 30, 2009 with no defaulted collateral and with no deferring collateral.

The subordination statistic of 72.10% was calculated as follows:

Subordination statistic  = Collateral of $378mm - ($0 defaulted collateral + ($0 defaulted collateral*60% loss rate assumption) +
$15.227mm debt senior to our tranche + 90.227mm debt pari passu)

divided by

Collateral of $378mm - ($0 defaulted collateral + ($0 defaulted collateral*60% loss rate assumption))

= 378mm - (15.227 + 90.227) = 272.54  = 72.10%
378mm                        378

Example 2. Negative Subordination
As an example of negative subordination, we selected the best security with respect to subordination of all the original BBB rated securities which had OTTI. This is CUSIP 74040KAC6, PreTSL II, Class B with negative 4.38% subordination as defined in the excerpted chart’s footnote number 4.

The structure of the CDO’s liabilities at June 30, 2009 was:

PRETSL 02	Senior Notes		$178,398,336.12
	Mezzanine Notes	74040KAC6	92,999,264.41
	Income Notes		26,700,000.00

The CDO had collateral of $310.3mm at June 30, 2009 with $14mm of defaulted collateral and with $60.5mm of deferring collateral.

The subordination statistic of -4.38% was calculated as follows:

Subordination statistic  = Collateral of $310.3mm - ($14 defaulted collateral + ($60.5 defaulted collateral*60% loss rate assumption) +
$178.398mm debt senior to our tranche + 92.999mm debt pari passu)

divided by

Collateral of $310.3mm - ($14 defaulted collateral + ($60.5 defaulted collateral*60% loss rate assumption))

= 310.3mm - (14+36.3 + 178.398 + 92.999) = 310.3 - 321.697  = -11.397 = -4.38%
310.3mm - (14 + 36.3)                               260                    260

Lifetime Additional Projected Loss Statistic
As noted on page 55 of the 2Q2009 Form 10-Q, the best and worst pool level statistic for each original ratings subgroup is presented in the table. The statistics are not from a single security. In other words, the securities described above with the best subordination percentages for their original ratings subgroup do not also have the best/lowest lifetime additional projected loss statistic.

The last column of the chart duplicated above from our 2Q2009 Form 10-Q contains the “Lifetime Projected Additional Loss from Performing Collateral” statistic. The additional lifetime projected losses on each security quantifies the model projected losses expected exclusively from collateral that is neither currently defaulted nor currently deferring. This additional lifetime projected loss statistic is also presented by the AFS and HTM portfolio in the chart titled “Sensitivity of Bank and Insurance CDO Valuations to Adverse Changes of Current Model Key Valuation Assumptions ” on page 39 of the Company’s 2Q2009 Form 10-Q. That chart is reproduced below.

The additional lifetime projected loss statistic quantifies the loss projected by the model from currently paying collateral only and equates to the sum of losses projected for year 1, years 2 through 6, and years 6 to 30 divided by the amount of paying collateral.

The lifetime additional projected loss could generally be compared to the subordination percentage statistic for that same security as a rough indicator of how close a security is to projected future losses exceeding current subordination.  The comparison is not, however, a direct one in that it does not consider the effects of timing in the way that only projected cash flows and the quarterly OTTI analysis of the projected cash flows do.  For example, subordination can increase over time when the CDO overcollateralization triggers are activated and interest that would otherwise be available for the more junior tranches of the CDO is used to pay down principal of the most senior tranche. Subordination can also decrease if deterioration is severe enough to result in unpaid interest being capitalized in tranches senior to or pari passu with the tranche held by the Company. In addition, the lifetime additional projected loss will also change each quarter in accordance with the way in which the collateral issuers’ default probabilities change.

SENSITIVITY OF BANK AND INSURANCE CDO VALUATIONS TO ADVERSE
CHANGES OF CURRENT MODEL KEY VALUATION ASSUMPTIONS

			Bank and insurance
			CDOs at Level 3
(Amounts in millions)			Held-to-maturity			Available-for-sale

Fair value balance
at June 30, 2009			$201			$1,505

Expected collateral credit losses 1
			Incremental		Cumulative	Incremental		Cumulative
Weighted average:
Loss percentage from currently defaulted or deferring collateral 2					3.1%			13.0%
Projected loss percentage from currently performing collateral
1-year			1.7%		4.8%	2.0%		14.9%
years 2-5			2.8%		7.6%	3.2%		18.1%
years 6-30			4.1%		11.7%	4.4%		22.6%
Decrease in fair value
due to increase in projected loss percentage
from currently performing collateral 3	25%		$(0.2)			$(21.7)
	50%		(0.4)			(42.7)
	100%		(0.8)			(92.3)

Discount rate 4
Weighted average spread over LIBOR			470	bp		589	bp
Decrease in fair value due to
increase in discount rate	+ 100	bp	$(16.9)			$(123.0)
	+ 200	bp	(31.8)			(230.3)

1	The Company uses an expected credit loss model which specifies cumulative losses at the 1-year, 5-year, and 30-year points from the date of valuation.
2
Weighted average percentage of collateral that is defaulted due to bank failures or deferring payment as allowed under the terms of security, including a 0% recovery rate on defaulted collateral and a 40% recovery rate on deferring collateral.

3
Percentage increase is applied to incremental projected loss percentages from currently performing collateral. For example, the 50% and 100% stress scenarios for AFS securities  would result in cumulative 30 year losses of 27.4% = 22.6% + 50% (2.0%+3.2%+4.4%) and 32.2%= 22.6% + 100% (2.0%+3.2%+4.4%) respectively.

4     The discount rate is a spread over the LIBOR swap yield curve at the date of valuation.